SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)1

Allscripts Healthcare Solutions, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

01988P 10 8

(CUSIP Number)

John A. Kane

Senior Vice President and Treasurer

IDX Systems Corporation

IDX Investment Corporation

40 IDX Drive, Burlington, VT 05402

(802) 862-1022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 01988P 10 8	13D	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IDX Systems Corporation 03-0222230
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Vermont

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 7,253,838 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 7,253,838

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,253,838
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7
14.	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 01988P 10 8	13D	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IDX Investment Corporation 03-0349421
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Vermont

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 7,253,838 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 7,253,838

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,253,838
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7
14.	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. Security of the Issuer.

The securities to which this statement relates are the common stock, par value $.01 per share (the “Common Stock”), of Allscripts Healthcare Solutions, Inc. (formerly known as Allscripts Holding, Inc.), a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2401 Commerce Drive, Libertyville, Illinois 60048.

ITEM 2. Identity and Background.

This statement is being filed by IDX Systems Corporation, a Vermont corporation (“IDX”), and IDX Investment Corporation, a Vermont corporation and wholly owned subsidiary of IDX (“IIC”). IDX and IIC are sometimes referred to herein each as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of IDX is to provide healthcare information solutions, including software, hardware, and related services to physician groups, management services organizations, hospitals, and integrated delivery networks. IIC, an investment and holding company, owns, maintains and manages intangible investments and the collection and distribution of the income generated from such investments. The address of the principal business and principal office of each of IDX and IIC is 40 IDX Drive, South Burlington, Vermont 05403.

During the last five (5) years, neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, neither Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Attached hereto as Schedule I is a list of the directors and executive officers of each Reporting Person which contains the following information with respect to each such person:

(a)	name;

(b)	business address; and

(c)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

To the knowledge of the Reporting Persons, each person identified in Schedule I hereto is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.

On January 8, 2001, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 13, 2000, by and among the Company, Allscripts, Inc., Bursar Acquisition, Inc., Bursar Acquisition No. 2, Inc., Channelhealth Incorporated (“Channelhealth”) and IDX (a majority stockholder of Channelhealth), Bursar Acquisition No. 2, Inc., a wholly owned subsidiary of the Company, merged with and into Channelhealth (the “Merger”). Channelhealth became a wholly owned subsidiary of the Company and shares of Channelhealth capital stock were exchanged for shares of Common Stock of the Company in accordance with the Merger Agreement.

On January 10, 2002, pursuant to the terms of a Joinder Agreement dated as of September 30, 2001 by and among the Company, IDX and IIC, IDX had recorded on the books and records of the Company’s transfer agent the transfer of all the shares of Common Stock owned by IDX (7,497,838 shares) to IIC.

On June 13, 2002, IIC sold 4,000 shares of Common Stock of Allscripts at $4.15 per share. On June 14, 2002, IIC sold 6,400 shares of Common Stock of Allscripts at $4.06 per share. On June 17, 2002, IIC sold 3,900 shares of Common Stock of Allscripts at $4.06 per share.

On June 16, 2004, IIC sold 12,500 shares of Common Stock of Allscripts at $7.934 per share. On June 17, 2004, IIC sold 25,000 shares of Common Stock of Allscripts at $8.1143 per share. On June 18, 2004, IIC sold 50,000 shares of Common Stock of Allscripts at $8.1455 per share. On June 21, 2004, IIC sold 37,500 shares of Common Stock of Allscripts at $8.1620 per share. On September 28, 2004, IIC sold 29,000 shares of Common Stock of Allscripts at $8.5958 per share. On November 15, 2004, IIC sold 53,000 shares of Common Stock of Allscripts at $9.4906 per share.

On February 17, 2005, IIC sold 22,700 shares of Common Stock of Allscripts at $11.0123 per share.

ITEM 4. Purpose of Transactions.

Except as set forth in Item 6 with respect to IDX’s designee to the Company’s board of directors, neither Reporting Person has any plans or proposals concerning the Company with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of the Schedule.

ITEM 5. Interest in Securities of the Issuer.

(a) As a result of the Merger, the subsequent transfer of the shares of Common stock by IDX to IIC and the share dispositions by IIC, IIC is the beneficial owner of 7,253,838 shares of Common Stock of the Company, representing approximately 18.7% of the outstanding Common Stock of the Company. This percentage amount is based upon 38,825,480 shares of Common Stock of the Company outstanding as of February 17, 2005, as reported by the Company to the Reporting Persons. Through its ownership of all of the capital stock of IIC, IDX may, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, be deemed to beneficially own the shares of Common Stock and, as a result, IDX may be deemed to share with IIC the power to vote such shares. The beneficial ownership of the shares of Common Stock of the Company of the other persons named in Item 2 are set forth in Schedule I. Except as set forth in this Item 5 or in Schedule I, to the best knowledge of the Reporting Persons, none of the parties named in Item 2 owns any of the Company’s Common Stock.

(b) With respect to the 7,253,838 shares of Common Stock of the Company beneficially owned by IIC, IIC shares the power to vote all of such shares with IDX pursuant to a Stock Rights and Restrictions Agreement and related Joinder, as more fully described in Item 6 below, and has the sole power to dispose of all of such shares. With respect to the shares of Common Stock of the Company beneficially owned by the other persons named in Item 2, except as set forth in Schedule I, to the knowledge of the Reporting Persons, each such person has the sole power to vote all of such shares and the sole power to dispose of all of such shares.

Item 1 sets forth the Company’s name and state of incorporation along with the address of its principal business and principal office. The Company’s principal business is to provide point-of-care medication management solutions designed to meet the needs of physician practices, their patients and managed care payers and plans. To the knowledge of the Reporting Persons, during the last five (5) years, the Company (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(c) Except as described above in Item 3, this Item 5 and in Item 6, which items are incorporated herein by reference, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the persons named in Schedule I beneficially has effected any transactions in Common Stock during the past sixty (60) days.

(d) None.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Merger, IDX and the Company entered into a Stock Rights and Restriction Agreement, dated as of January 8, 2001 (the “Stock Rights and Restriction Agreement”), pursuant to which the shares of Common Stock are subject to certain restrictions. On September 30, 2001 the Company, IDX and IIC entered into a Joinder (the “Joinder”), pursuant to which IIC was added as a party to, and became bound by the terms of, the Stock Rights and Restrictions Agreement.

Pursuant to the Stock Rights and Restrictions Agreement, the Reporting Persons have complete discretion to vote the shares of Common Stock of the Company, unless the matter to be voted on constitutes a business combination, involves the acquisition of 50% or more of the outstanding stock of the Company, involves the issuance of Common Stock by the Company for cash or involves any acquisition by the Company, in which cases the Reporting Persons have agreed to vote the shares of Common Stock in accordance with the recommendation of the directors of the Company who were directors of the Company prior to January 8, 2001 (or who were elected by such directors); provided, however, that the voting restriction will not apply in any event if the average closing price of the Common Stock for the 90 days prior to the date of such vote is less than $14.5625 (as may be adjusted pursuant to the terms thereof) and the Reporting Persons are not in default under the Merger Agreement or any agreement executed in connection therewith.

Also, pursuant to the Stock Rights and Restrictions Agreement, the Reporting Persons have agreed not to transfer any of the shares of Common Stock of the Company without the prior written consent of a majority of the directors of the Company who were directors of the Company prior to January 8, 2001 (or who were elected by such directors), except under certain limited circumstances set forth in the Stock Rights and Restrictions Agreement.

Pursuant to the Stock Rights and Restrictions Agreement, so long as the Reporting Persons own 25% of the shares of Common Stock of the Company which it owned immediately following the Merger, the Reporting Persons are entitled to designate one individual to the Company’s board of directors. The Reporting Persons’ initial designee to the Company’s board is Mr. Richard E. Tarrant. Mr. Tarrant also executed the Stock Rights and Restrictions Agreement, in his individual capacity, for the purpose of agreeing not to transfer any shares of Common Stock of the Company owned by him for a period of six months following the effectiveness of the Merger.

The foregoing descriptions of the Stock Rights and Restrictions Agreement and the Joinder are qualified in their entirety by reference to such agreements, which are filed as Exhibits 99.1 and 99.2 in this Schedule 13D.

ITEM 7. Material to Be Filed as Exhibits.

The following documents are filed as Exhibits to this statement.

Exhibit No.	Description
99.1*	Stock Rights and Restrictions Agreement, dated as of January 8, 2001, by and between Allscripts Healthcare Solutions, Inc. and IDX Systems Corporation.

99.2*	Joinder, dated as of September 30, 2001, by and among Allscripts Healthcare Solutions, Inc., IDX Systems Corporation and IDX Investment Corporation.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed with the SEC on March 20, 2002.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2005

IDX SYSTEMS CORPORATION

By:	/s/ John A. Kane
Name:	John A. Kane
Title:	Senior Vice President, CFO and Treasurer

IDX INVESTMENT CORPORATION

By:	/s/ John A. Kane
Name:	John A. Kane
Title:	Senior Vice President and Treasurer

SCHEDULE I

IDX Systems Corporation

The name, present principal occupation or employment and beneficial ownership of shares of common stock of Allscripts Healthcare Solutions, Inc. (the “Company”) of each director and executive officer of IDX Systems Corporation is set forth below.

Directors

		Beneficial Ownership of Shares of the Company Common Stock
Name/Present Principal Occupation or Employment	Business Address	Shares Held Outright (#)		Shares Underlying Options (#)
Richard E. Tarrant Executive Chairman of the Board of IDX	IDX Systems Corporation 40 IDX Drive South Burlington, Vermont 05403	35,416		0

Allen Martin, Esq. Director and Chairman of the Board of WICOR	WICOR Americas Management, Inc. 80 South Main Street Hanover, NH 03755	7,146		675

Henry M. Tufo, M.D. Consultant	Fletcher Allen Health Care Given Health One South Prospect Street Burlington, Vermont 05401	5,059		0

Robert H. Hoehl Vice Chairman of the Board of IDX	IDX Systems Corporation 40 IDX Drive South Burlington, Vermont 05403	34,218	(2)	0

Stuart H. Altman, Ph.D. Sol C. Chaikin Professor of National Health Policy, Heller School at Brandeis University	Brandeis University, Heller School 415 South Street Waltham, Massachusetts 02254	3,373		675

Mark F. Wheeler, M.D., M.P.H. Chief Technical Architect at IDX	IDX Systems Corporation 925 Fourth Avenue Suite 400 Seattle, WA 98104	6,746		5,060

David P. Hunter Principal	H&G Advisors, Inc. 101 East Kennedy Blvd. Suite 2200 Tampa, FL 33602	0		0

William L. Asmundson Consultant	Rockefeller &Co. 30 Rockefeller Plaza 54th Floor New York, NY 10012	0		0

Connie R. Curran President	C-Change 1776 I Street NW Suite 900 Washington, DC 20006	0		0

James H. Crook, Jr. CEO at IDX	IDX Systems Corporation 40 IDX Drive South Burlington, Vermont 05403	0		35,417

(1)	Includes 2,384 shares held by Mr. Hoehl’s wife, Cynthia K. Hoehl, as trustee of four trusts (596 shares each), the beneficiaries of which are the Hoehl’s children, as to which shares Mr. Hoehl disclaims beneficial ownership but may be deemed to share voting and dispositive powers.

Executive Officers Who are Not Directors

No person is a controlling stockholder of IDX.

		Beneficial Ownership of Shares of the Company Common Stock
Name/Present Principal Occupation or Employment	Business Address	Shares Underlying Options (#)
James H. Crook, Jr. Chief Operating Officer	IDX Systems Corporation 40 IDX Drive South Burlington, Vermont 05403	35,417

Thomas W. Butts President and Chief Operating Officer	IDX Systems Corporation 116 Huntington Avenue Boston, MA 02116	0

John A. Kane Senior Vice President, Finance and Administration, Chief Financial Officer and Treasurer	IDX Systems Corporation 40 IDX Drive South Burlington, Vermont 05403	26,984

Robert W. Baker, Jr. Managing Director, IDX Systems UK Ltd., Senior Vice President, General Counsel, Secretary and Chief Compliance Officer	IDX Systems Corporation 40 IDX Drive South Burlington, Vermont 05403	0

Robert F. Galin President of IDX Global Business Development and Executive Vice President	IDX Systems Corporation 116 Huntington Avenue Boston, MA 02116	30,357

Stephen C. Gorman President and General Manager Groupcast Operating Unit	IDX Systems Corporation 40 IDX Drive South Burlington, Vermont 05403	10,794

Thomas G. Horton Senior Vice President, Strategy and Business Development	IDX Systems Corporation 40 IDX Drive South Burlington, Vermont 05403	0

Cynthia Limoges Senior Vice President, Human Resources	IDX Systems Corporation 40 IDX Drive South Burlington, Vermont 05403	1,265

Christopher Powell Senior Vice President, Sales	IDX Systems Corporation 40 IDX Drive South Burlington, Vermont 05403	4,216

Michael A. Raymer Senior Vice President and General Manager Carecast Operating Unit	IDX Systems Corporation 925 Fourth Avenue Suite 400 Seattle, WA 98104	0

Chaofu Jeffrey Kao Senior Vice President and General Manager Flowcast Operating Unit	IDX Systems Corporation 116 Huntington Avenue Boston, MA 02116	0

Walt N. Marti Vice President and General Manager Imagecast Operating Unit	IDX Systems Corporation 40 IDX Drive South Burlington, Vermont 05403	10,794

Andrew Treanor General Manager and Operations Director of IDX UK	IDX Systems UK Ltd. 250 Euston Road London NW1 2PG	590

IDX Investment Corporation

The name, present principal occupation or employment and beneficial ownership of shares of common stock of Allscripts Healthcare Solutions, Inc. (the “Company”) of each director and executive officer of IDX Investment Corporation is set forth below.

Directors and Executive Officers

		Beneficial Ownership of Shares of the Company Common Stock
Name/Present Principal Occupation or Employment	Business Address	Shares Held Outright (#)	Shares Underlying Options (#)
Richard E. Tarrant Director and President	IDX Investment Corporation 40 IDX Drive South Burlington, Vermont 05403	35,416	0

James H. Crook, Jr. Director and CEO	IDX Investment Corporation 40 IDX Drive South Burlington, Vermont 05403	0	35,417

John A. Kane Director, Senior Vice President and Treasurer	IDX Investment Corporation 40 IDX Drive South Burlington, Vermont 05403	0	26,984

Robert W. Baker, Jr. Director, Senior Vice President, General Counsel and Secretary	IDX Investment Corporation 40 IDX Drive South Burlington, Vermont 05403	0	0